June 6, 2005

Gary Todd, Review Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Advanced ID Corporation
         Form 10-KSB for the year ended December 31, 2004
         Form 10-QSB for the quarter ended March 31, 2005 File No. 000-24965
--------------------------------------------------------------------------------

Dear Mr. Todd:

Pursuant to your letter dated May 24, 2005 and in addressing each of the comments contained therein, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that staff comments or changes to our disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to our filings. Lastly, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations - Pages 16-18.
--------------------------------------------------------------------------------

Critical Accounting Policies and Estimates.
-------------------------------------------
1. Your comment is duly noted and will be complied with in future filings.

Results of Operations - Page 16.
--------------------------------
2. Your comment is duly noted and will be complied with in future filings.

Financial Statements.
---------------------
Report of Independent Registered Public Accounting Firm - Page 19.
------------------------------------------------------------------
3. Our auditors also raised the question about our ability to continue as a going concern during their audit of our financials for the two years ended December 31, 2004. It is our belief that the audit report should not be modified to include a going concern disclosure based on the following. We have projects in a number of countries at different stages of completion. We are reasonably confident we will be able to secure a significant order from Thailand where we have been trialing our technology for nearly one year. We have recently finalized our proposal for Thailand's Animal Identification Program for presentation to the Minister of Agriculture. There are no other companies competing for this business as no other technology has met the government's complete requirements. We are expecting this contract to be finalized before the end of the second quarter. This contract would represent revenues of US$46.6 million in Year 1 and US$94.0 million over 3 years. Our tags will be priced at US$2.00 for the first year, $1.80 for the second year and $1.60 for the third year. Our current costs to manufacture these tags are approximately $0.85 per tag so we will earn a healthy margin. In the first year, the sale of our tags would represent $37.5 million of the $46.6 million total. For the three year contract total of $94.0 million, the sale of our tags would be $84.3 million.

In Australia, their sheep industry has targeted 2005 to implement an identification and trace back system. Once again, our competitors' technology has not met the requirements of this industry whereas our technology offers significant advantages. Although this does not guarantee us a contract, we firmly believe we will be able to commercialize our technology in Australia as well.

In the United States, we recently received an order from the New York Department of Agriculture to trial our technology for the identification and trace back of captive deer and elk, and which the Department requires all producers to identify. Given the Department's interest to secure a product that offers a long read range and can read multiple tags, we are currently the only technology that offers these benefits. It is expected that should our product meet their needs, the Department will require producers to utilize our technology. It is expected that their adoption of an identification and trace back technology will occur in 2005 and most likely lead to the adoption of our technology in other states.

If these and other sales do not materialize, our first course of action would be to clamp down on expenditures. We would eliminate certain consulting contracts and possibly lay off certain employees. We would limit R&D to those areas such as Thailand where we have products ready to go without any further R&D or that would require minimal fine tuning.

In addition to this, we recently received an effective date of May 12th at 4:30 p.m. ET regarding our Form SB-2 to register 3.5 million shares and 3.5 million warrants. Registration of these shares and warrants will provide us with a mechanism to raise capital. Please contact David Ritenour, Special Counsel for the Commission (202-942-7924) for confirmation regarding our Form SB-2 registration statement. We have been in discussion with four funding groups for several months regarding a future financing. Two of the four funding groups have expressed that they would provide us with a bridge financing should we need it in advance of securing a significant contract.

Our revenues to date have been almost exclusively from our companion animal division where we have been a reseller of AVID USA's products since 1994. We expect this business to remain consistent with our revenues from the previous two years.

Balance Sheet - Page 20.
------------------------
4. The typographical error of $25,492,200 has been deleted and the proper total of $51,952 correctly corresponds to the caption title, trade accounts receivable.

Note 1 - Business and Summary of Significant Accounting Policies - Page 24.
---------------------------------------------------------------------------

Revenue recognition - Page 24.
------------------------------
5. For our companion animal/biological sciences division, we earn revenues from the sale of microchips/readers/collar tags and from pet registrations in our pet recovery database. We record revenues when products are shipped to our customers or when pet owners register their pet in our database. Currently, in excess of 90% of our customers pay us in advance by credit card before we ship product to them or list them on our database. The only exceptions are approximately 8 to 10 long term customers who buy microchips and readers from us and who we give payment terms of 30 days. The only services we provide on the companion animal/biological sciences division is in regard to our pet recovery database. For most of our customers, their purchase of one of our microchips provides them with a free registration in our pet recovery database. The only time we charge pet owners to register their pet in our database is when there is a change in ownership of a pet or when pet owners with competitors' microchips wish to register their pet on our database. In both cases, we require payment prior to adding their information on our database. Revenue in these cases is recorded once we have received payment and they have been added to our database. Should someone lose their pet, our commitment to our registered pet owners is to provide the party who has found a lost or stolen pet with the requisite contact information of the pet owner so that the pet can be returned to its rightful owner. This pet recovery service is provided for the life of the pet. We charge a one-time fee of $25.00 for a pet registration or a change of ownership. Our total revenues for pet recovery registrations for fiscal 2004 were CAD $15,144.14 which was 1.3% of our total revenues of CAD $1,166,122.49 and which we view as immaterial.

With regard to our livestock division, we have only sold tags and readers to date and it is not our intent to sell our software. It is our intent to give our software away as a means to provide a complete solution and to encourage the sale of our tags and readers. We will not be setting up a recovery database as we have done in the companion animal/biological sciences division. This information will be managed by the various governments in which we are dealing. Our revenues will be recognized once products are shipped.

Since revenues from our pet recovery service are immaterial, any deferral of these revenues would also be immaterial. Consequently, we firmly believe our revenue policy complies with GAAP.

6. We would agree with your comment that it is not likely our microchips would be purchased for pets without our pet recovery services. In the event one of our registered pet owners loses their pet and it is recovered by an animal shelter or SPCA, the animal shelter or SPCA would contact us (or one of our competitors in the event it is not one our microchips) and provide us with the pet's unique identification number. Our staff would key in this number into our database from their computer at which time, the contact information of the pet owner would be displayed. This contact information would be relayed to the animal shelter or SPCA who would then contact the pet owner to return the lost pet. A typical pet recovery phone call takes approximately 2 minutes. Consequently, we would agree that SAB Topic 13A.3.f. is applicable, however, we view our revenues from this service as being immaterial in relation to our total revenues, the service would only be required in the event of a pet becoming lost and then recovered, and the deferral of such revenues would in itself be immaterial.

7. There exist no contracts with any of the distribution agencies we deal with in Canada. We provide them with a price list and offer them payment terms of 30 days. Our end customer is the distribution agency in most cases. In the few cases where we sell directly to the veterinarian, we book these revenues once the product is shipped. Once the distribution agencies buy product from us, they in turn distribute to individual veterinarian offices. We do not accept any returns unless it is a defective product at which time we would replace the defective product with an identical product. All products sold are final with no opportunity to return them so we firmly believe under GAAP that we can recognize revenue once it is shipped.

8. We provide no training, installation, upgrades or future services with regard to our products and we are under no obligation for such. Should any of our customers have questions regarding any of our products, we will assist them as a matter of good customer service but we are under no obligations to perform such services. As noted in comment 7, we do not accept returns unless the product is defective at which time we will replace that item.

9. All products shipped for an evaluation or field trial have been done at our expense with the exception of a trial with the New York Department of Agriculture whereby we received a purchase order in May 2005. In the second quarter of 2005, we will recognize the revenues for the New York purchase order once the products have been shipped. These products are being trialed to determine if they should proceed with further orders. Once these products are shipped and paid for, there is no opportunity for them to return them to us unless they are defective, at which point we would replace them. When we use the words, field trial or evaluation, it is from the context of seeing how our technology works within our customers' own environments. The products we are shipping to them are finished products and are not prototypes. As a new technology, we have found that to gain traction for our products we have footed the cost of tags and readers in our field trials around the world. As of relatively recently, if someone is interested in evaluating our technology they must pay for it and there is no opportunity for them to give it back to us and receive their money back.

10. We would agree that the guidance from EITF 00-21 is relevant to our companion animal business which involves a multiple element to our revenues. We understand that we have future costs associated with certain revenues; however, we view such costs as immaterial. Our service revenues related to our pet recovery service represented 1.3% of our total revenues for 2004 and in our viewpoint are immaterial; the subsequent deferral of such revenues over the average lifespan of a pet of 8 to 10 years would also be immaterial; the costs associated with providing a pet recovery service which on average takes 2 minutes to relay contact information to the caller is also immaterial; and such a service would only be required in the event of a lost pet which has been subsequently recovered.

Stock Options - Page 26.
------------------------
11. Of the total number of options issued in 2004, none had become vested in 2004. Fifty percent of the 2004 options were to have vested after the first anniversary and the balance was to have vested after the second anniversary. Therefore no additional expense was booked in 2004 and the pro forma impact of fair value accounting of the options did not change from what they were calculated to be as at December 31, 2003.

Note 2 - Common Stock - Page 27.
--------------------------------
12. Your comment is duly noted and we will add the following additional information in future filings.

We had accounted for the $1 million debenture as follows. The note accrued interest at 1%; therefore Advanced ID discounted the payments due under the agreement using a discount rate of 18% percent and recorded as a discount to the note totaling $562,891. This discount was to be amortized over the five year term of the note as interest expense. A discount rate of 18% was used because it represented an appropriate risk adjusted rate given our current level of operations, and it was the same rate that we were paying on an outstanding note at the time.

In addition, under generally accepted accounting principles, we had recorded the value of the beneficial conversion feature of these convertible debentures as a debt discount. The debt discount recorded related to the beneficial conversion feature was $437,109. This debt discount was to be amortized and charged to interest expense over the five year term of the debenture agreements. Since the investors converted the debentures prior to maturity of the agreements, generally accepted accounting principles required us to expense the unamortized balance of the debt discount in full. The total amount of the beneficial conversion and debt discounts recorded was $969,180, the value of the net proceeds received by the company.

Note 4 - Commitments - Page 29.
-------------------------------
13. Your comment is duly noted.

Note 5 - Stock Options and Warrants - Page 30.
----------------------------------------------
14. Your comment is duly noted and we will add the requested information to our future filings.

Reportable Segments.
--------------------
15. Your comment is duly noted and we will add the requested information to our future filings.

Item 8A. Controls and Procedures - Page 33.
-------------------------------------------
16. Your comment is duly noted and we will make the requisite changes as directed.

17. Your comment is duly noted.

18. Your comment is duly noted and we will make the requisite changes as directed.

Section 302 Certification - Exhibit 31 - Pages 40 and 41.
---------------------------------------------------------
19. Completed as requested. We have re-filed our Form 10-KSB and Form 10-QSB with the required changes to our certifications.

Sincerely,



Todd Noble,
Chief Financial Officer